Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	11:09 03-Oct-05
Number	0855S

RNS Number:0855S
Wolseley PLC
03 October 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
Wolseley plc

2) Name of shareholder having a major interest:
Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
In respect of the above holder.

4) Name of the legal entities / registered holder(s) and, if more than one holder, the number of shares held by each of them:

6,527,075	Barclays Global Investors Ltd
687,436	Barclays Global Investors Japan Trust & Banking
4,881,789	Barclays Global Investors, N.A.
159,278	Barclays Global Investors Australia Ltd
18,329	Barclays Global Investors Canada Ltd
1,000	Barclays Private Bank and Trust Ltd
1,755,433	Gerrard Limited
1,507,773	Barclays Global Fund Advisors
52,420	Barclays Global Investors Japan Ltd
823,151	Barclays Life Assurance Co Ltd
8,130	Barclays Bank Trust Company Ltd
150	Barclays Capital Inc
5,041,297	Barclays Capital Securities Ltd

5) Number of shares/amount of stock acquired:
not disclosed

6) Percentage of issued class:
not disclosed

7) Number of shares/amount of stock disposed:
Nil

8) Percentage of issued class:
N/a

9) Class of security:
Ordinary shares of 25p each

10) Date of transaction:
29 September 2005

11) Date company informed:
3 October 2005

12) Total holding following this notification:
21,463,261

13) Total percentage holding of issued class following this notification:
3.62%

14) Any additional information:

15) Name of contact and telephone number for queries:
Mark J. White – 0118 929 8700

16) Name and signature of authorised company official responsible for making this notification:
Mark J White, Group Company Secretary & Counsel

Date of notification:
3 October 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END